Filed Pursuant to Rule 433

Registration No. 333-249475-01

Union Electric Company

Pricing Term Sheet

June 9, 2021

Issue:	2.15% First Mortgage Bonds due 2032

Principal Amount:	$525,000,000

Coupon (Interest Rate):	2.15% per annum

Maturity Date:	March 15, 2032

Benchmark Treasury:	1.625% due May 15, 2031

Benchmark Treasury Price:	101-07+

Benchmark Treasury Yield:	1.491%

Spread to Benchmark Treasury:	+67 basis points

Re-offer Yield:	2.161%

Offering Price (Issue Price):	99.891% of the principal amount

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2022

Optional Redemption:

Prior to December 15, 2031 (the “Par Call Date”), at any time at the greater of (1) 100% of the principal amount of the First Mortgage Bonds to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on the First Mortgage Bonds to be redeemed if such First Mortgage Bonds matured on the Par Call Date discounted at the Adjusted Treasury Rate plus 10 basis points, plus, in each case, accrued and unpaid interest; and on or after the Par Call Date, at any time at 100% of the principal amount of the First Mortgage Bonds to be redeemed plus accrued and unpaid interest.

Expected Ratings (Moody’s/S&P)*:	A2 (stable) / A (stable)

Trade Date:	June 9, 2021

Settlement Date:	June 22, 2021 (T+9)**

CUSIP / ISIN:	906548 CT7 / US906548CT77

Joint Book-Running Managers:	BofA Securities, Inc.
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
SMBC Nikko Securities America, Inc.
Fifth Third Securities, Inc.
PNC Capital Markets LLC

Co-Managers:	Academy Securities, Inc.
C.L. King & Associates, Inc.
Siebert Williams Shank & Co., LLC

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated June 9, 2021.

*                 A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**          It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about the Settlement Date specified above, which will be the ninth business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the First Mortgage Bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the First Mortgage Bonds initially are expected to settle in T+9, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.